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                           January 21, 2021

       Steven Weinstein
       Chief Executive Officer
       Seismic Capital Company
       11271 Ventura Blvd #479
       Los Angeles, CA 91604

                                                        Re: Seismic Capital
Company
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 31,
2020
                                                            File No. 024-11376

       Dear Mr. Weinstein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2020 letter.

       Offering Statement on Form 1-A

       General

   1. We note your response to comment 3. Please provide more detailed disclosure regarding the businesses of the
three companies in which you intend to invest. See Item 7 of Form
                                                        1-A. Disclose whether
these companies have generated revenues. Also disclose whether you plan to acquire a
controlling interest in these companies and your planned dollar investment in Spare CS,
Inc. and Parq, Inc.
 Steven Weinstein
Seismic Capital Company
January 21, 2021
Page 2
Exhibits

2. We note your response to comment 4. Please revise exhibit 2.1 to clarify the application of your exclusive forum provisions to claims arising under the federal securities laws.
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameSteven Weinstein
                                                          Division of
Corporation Finance
Comapany NameSeismic Capital Company
                                                          Office of Real Estate
& Construction
January 21, 2021 Page 2
cc:       Jamie Ostrow, Esq.
FirstName LastName